UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☑ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RACKSPACE TECHNOLOGY, INC.
Full Name of Registrant

Former Name if Applicable

19122 US Highway 281N, Suite 128
Address of Principal Executive Office (Street and Number)

San Antonio, TX 78258-7667
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-Q could not be filed within the prescribed time period.

Rackspace Technology, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended March 31, 2024 (“Q1 2024”) within the prescribed time period for the reasons described below.

As previously disclosed, the Company completed a series of debt refinancing transactions (the “Transactions”) in March 2024, which occurred close to the March 31, 2024 quarter-end date. As a result of this compressed timeframe and the size and complexity of the Transactions, the Company has been working diligently, but requires additional time to complete its evaluation of the accounting and tax implications of the Transactions and the corresponding disclosure controls and procedures and internal control over financial reporting.

The Company currently expects to file the Form 10-Q no later than the fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Mark Marino	(800) 961-4454
	Name	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For an explanation of the results of operations for Q1 2024 compared to the corresponding period for the last fiscal year, please refer to the Company’s earnings press release included as an exhibit to the Company’s Current Report on Form 8-K furnished to the U.S. Securities and Exchange Commission on May 9, 2024.

The financial information presented in the earnings press release was based upon information available to management as of the date thereof. The Company’s actual results may differ due to final adjustments and developments that may arise or information that may become available between now and the time the Form 10-Q is filed.

Forward Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the Company’s future results and financial condition, preliminary financial results for Q1 2024 and the anticipated timing of its Form 10-Q filing. The preliminary financial results for Q1 2024 represent the most current information available to management. Although the Company believes the assumptions and expectations reflected in these forward-looking statements are reasonable, the Company’s actual results when disclosed in the Form 10-Q may differ from these preliminary results as a result of the completion of the Company’s analysis of the accounting and tax impacts of the Transactions and other procedures, adjustments and developments that may arise between this filing and Form 10-Q filing. Additional risks and uncertainties that may cause actual results to differ materially include the risks and uncertainties listed in the Company’s filings with the SEC, including the Company’s Form 10-K filed with the SEC on March 15, 2024. The Company undertakes no obligation to update or revise these forward-looking statements, to reflect new information or events after the date of this filing or to reflect the occurrence of unanticipated events, except as required by law.

RACKSPACE TECHNOLOGY, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 13, 2024	/s/ Mark Marino
Mark Marino
Executive Vice President and Chief Financial Officer